

23003213

Washington, ...

ANNUAL REPORTS
FORM X-17A-5
PART III ✶

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SEC FILE NUMBER

8-50322

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **06/01/22** AND ENDING **05/31/23**
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **FORVIS Capital Advisors, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

910 East St. Louis Street, Suite 200
                                    (No. and Street)

Springfield	**MO**	**65806**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anthony M Giordano	**303-837-3562 x20634**	**tony.giordano@forvis.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Postlethwaite & Netterville and Associates, LLC
                    (Name – if individual, state last, first, and middle name)

8550 United Plaza Boulevard Suite 1001	**Baton Rouge**	**LA**	**70809**
(Address)	(City)	(State)	(Zip Code)

10/16/2003	**396**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



2

OATH OR AFFIRMATION

I, <u>Anthony M. Giordano</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>FORVIS Capital Advisors, LLC</u>, as of <u>5/31</u>, 2 <u>023</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Anthony M. Giordano_

Title: President

Notary Public

ANGELA NAPE
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20224008253
MY COMMISSION EXPIRES 02/28/2026

SEC Mail Processing

JUN 3 1 2023

Washington, DC

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

FORVIS CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
May 31, 2023

ASSETS

Cash and cash equivalents	$7,599,949
Accounts receivable, less allowable for doubtful accounts of $11,700	47,697
Prepaid expenses	719
Goodwill	9,596,829
Acquired intangible assets, net	2,546,636
TOTAL ASSETS	**$ 19,791,830**

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$561,583
Deferred revenue (contract liabilities)	445,000
Due to sole member	3,448,356
TOTAL LIABILITIES	**$4,454,940**
Member's equity	15,336,890
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 19,791,830**

The accompanying notes are an integral part of the financial statement.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FORVIS Capital Advisors, LLC (the Company), a Missouri limited liability company and previously named BKD Capital Advisors, LLC, provides a limited range of investment banking services related to mergers, acquisitions, divestitures, private debt and equity placements and IPO advisory engagements. The Company is registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company will dissolve on July 15, 2024, unless an election is made to continue operations. The Company's fiscal year ends on May 31. Significant accounting policies followed by the Company are presented below.

FORVIS Capital Advisors, LLC has an ongoing requirement for stand-alone financial statements separate from its parent company, FORVIS LLP (the Parent). During the fiscal year 2023, the Parent company entered into two separate business combinations further explained in Note 6. Under Generally Accepted Accounting Principles, an acquirer of a business recognizes the acquired assets and liabilities at fair value. Given FORVIS Capital Advisors, LLC's separate financial statement requirement, pushdown accounting methodology was elected to establish a new basis for the assets and liabilities acquired at the parent level which were pushed down to the Company.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

ACCOUNTS RECEIVABLE

Accounts receivable are uncollateralized customer obligations which generally require payment within forty-five days from the invoice date. Interest is charged on balances that are not paid within 45 days from the invoice date. Accounts receivable are stated at the invoice amount and represent billings from consulting engagements with success fees, marketing fees, retainers, and hourly contracts. Payments of accounts receivable are applied to the specific invoices identified on the customer's remittance advice or, if unspecified, to the earliest unpaid invoices.

Accounts receivable are recorded on a contractual basis. However, the amounts will be recognized as a liability until the performance obligation has been satisfied under ASC 606. As of June 1, 2022 and May 31, 2023, the accounts receivable balance contains $10,775 and $47,697, respectfully.

5

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected. The allowance for doubtful accounts is based on management's assessment of the collectibility of specific customer accounts, the aging of the accounts receivable, historical collection information and existing economic conditions. If there is a deterioration of a major customer's credit worthiness or actual defaults are higher than the historical experience, management's estimates of recoverability of amounts due the Company could be adversely affected. All accounts or portions thereof deemed to be uncollectible are written off to the allowance for doubtful accounts.

REVENUE RECOGNITION

Significant Judgments

Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate the transaction price where multiple performance obligations are identified; and whether constraints on variable consideration should be applied due to uncertain future events.

Investment Banking

The Company provides advisory services on mergers and acquisitions (M&A). The Company has identified two separate performance obligations which are distinct within the context of the contract. These performance obligations are financial advisory services and transaction success fees. For financial advisory services, revenue is generally recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

For these arrangements, the Company has a contractual right to consideration from a customer in an amount that corresponds directly with the value to the customer of the entity's performance completed to date. The Company recognizes this revenue to the extent they have a contractual right to invoice. Customers are billed as services are rendered, which is typically a monthly charge specified in the contract. The invoiced amount is commensurate with the value being provided to the customer, and therefore, this recognition method provides an accurate depiction of the transfer of these services.

For transaction success fees, revenue is generally recognized at the time of closing of the transaction. Within the context of transaction success fees, the Company may also collect a retainer or marketing fee at the beginning of the engagement with the customer. Revenue from the retainer is not recognized until the time of closing or the termination of the contract and is recorded as deferred revenue until that time. Marketing fees are recognized when the marketing materials have been prepared and delivered to the client. Marketing fees that have been collected, but the performance obligation has not occurred are recorded in deferred revenue. Marketing or retainer fees that were billed but not collected as of year-end are in accounts receivable. Deferred revenue which consists of retainers and marketing fees in the Company's Statement of Financial Condition totaled $402,000 at June 1, 2022 and $445,000 at May 31, 2023.

INCOME TAXES

Since the Company is a limited liability company, it is not subject to federal, state and local income taxes and, accordingly, no provision for income taxes is required. The sole member includes net income or loss in its income tax returns. Those returns are no longer subject to U.S. federal or state income tax examinations by tax authorities for years beginning before June 1, 2019.

GOODWILL

As of May 31, 2023, goodwill totaled $9,596,829. Goodwill of $8,736,000 was added through the Corporate Finance LLC transaction and $860,829 was added through the Parent's acquisition of ProBank Austin.

Goodwill is evaluated annually for impairment or more frequently if impairment indicators are present. A qualitative assessment is performed to determine whether the existence of events or circumstances leads to a determination that it is more likely than not the fair value of a reporting unit is less than the carrying amount, including goodwill. If, based on the evaluation, it is determined to be more likely than not that the fair value of a reporting unit is less than the carrying value, then goodwill is tested further for impairment. The quantitative impairment test consists of calculating the fair value of a reporting unit and comparing it to the carrying amount, including goodwill. The goodwill impairment loss, if any, is measured as the amount by which the carrying amount of a reporting unit, including goodwill, exceeds its fair value. Subsequent increases in goodwill value are not recognized in the consolidated financial statements. FORVIS Capital Advisor's annual goodwill impairment test was conducted as of February 28, 2023 and will continue annually as of February 28 of each year or more often as situations dictate.

INTANGIBLE ASSETS

Intangible assets with finite lives are being amortized on the straight-line basis over periods ranging from one to seven years. Such assets are periodically evaluated as to the recoverability of carrying values.

NOTE 2: RELATED-PARTY TRANSACTIONS

The Company has an agreement with its sole member in which the member pays substantially all of the expenses of the Company. These expenses are settled monthly between the member and the Company. The balance of the liability to the sole member was $3,448,356 at May 31, 2023.

NOTE 3: EMPLOYEE BENEFIT PLAN

Employees of the Company may participate in the defined contribution profit sharing plan sponsored by FORVIS, LLP (the sole member) provided the employee meets minimum service requirements. The Company makes contributions to the plan equal to a predetermined percentage of the employees' salaries.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At May 31, 2023, the Company had net capital of $2,993,310, which is in excess of the $267,329 requirement under Rule 15c3-1, and a net capital ratio of 1.34 to 1. Accordingly, management believes the Company to be in compliance with these requirements at May 31, 2023.

NOTE 5: CONCENTRATIONS

The Company maintains most of its cash at a commercial bank located in Springfield, Missouri. Balances on deposit are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. Deposits totaling $15,000 are fully insured at May 31, 2023. Cash and cash equivalents held by the bank totaling $7,584,949 were not insured as of May 31, 2023.

The Company receives a success fee for the majority of its sales. One hundred percent of the Company's accounts receivable is owed from two customers at May 31, 2023.

NOTE 6 – BUSINESS COMBINATIONS, GOODWILL AND INTANGIBLE ASSETS

During the fiscal year ending May 31, 2023, FORVIS Capital Advisors LLC's parent company executed two separate transactions impacting the financial statements of Capital Advisors LLC:

- The first transaction was effective June 1, 2022, when BKD LLP ('BKD') and Dixon Hughes Goodman LLP ('DHG') executed a Merger of Equals (MOE), forming FORVIS LLP. Both BKD and DHG had investment banking subsidiaries. BKD's investment banking subsidiary, BKD Capital Advisors LLC (now FORVIS Capital Advisors LLC), isa FINRA registered broker-dealer, while DHG's subsidiary, Corporate Finance LLC was not a FINRA registered broker-dealer. The intent as of the date of the merger was to consolidate Corporate Finance into Capital Advisors as soon as possible, pending Corporate Finance employees obtaining the proper FINRA designations. Shortly thereafter, the Corporate Finance employees obtained the appropriate designations and on January 1, 2023 Capital Advisors legally acquired Corporate Finance.

- The second transaction took place October 1, 2022 in which FORVIS LLP acquired substantially all the assets of ProBank Austin which operated a FINRA registered investment banking subsidiary. While the Parent did not acquire ProBank's investment banking subsidiary, the Parent did acquire the investment banking operations.

Corporate Finance Transaction

The Merger of Equals on June 1, 2022 constituted a business combination in which BKD was determined to be the accounting acquirer of DHG. The January 1, 2023 legal acquisition of DHG's Corporate Finance by FORVIS Capital Advisors LLC was a common control transaction and the net assets transferred were recorded at the date of transfer as recognized in the Parent's consolidated financial statements. Because Corporate Finance was determined to be a business as defined by ASC 805, the transaction represented a change in reporting entity which requires the acquirer, FORVIS Capital Advisors LLC, to report the transaction and the results of operations for the period in which the transfer occurred as though the transfer of net assets had occurred at the date of Merger of Equals, June 1, 2022.

The consideration in the Corporate Finance transaction was determined by using a residual approach by assessing the fair value of the contributed business which was a small part of the larger MOE transaction.

ProBank Austin Transaction

Effective October 1, 2022 FORVIS LLP acquired substantially all the clients, engagements, and employees of ProBank Austin. An evaluation was performed in accordance with ASC 805 which determined the transaction was a business combination. The consideration in the ProBank Austin transaction was determined by using a residual approach by assessing the fair value of the acquired business which was a small part of the larger ProBank Austin transaction.

The goodwill of $8,736,000 from the Corporate Finance transaction and $860,829 arising from the ProBank transaction consists largely of the acquisition of the assembled workforce, synergies and economies of scale expected from combining the operations of the companies. Of the total amount, $0 is expected to be deductible for tax purposes.

The weighted-average amortization period of total acquired intangible assets is 4.8 years. The weighted-average amortization period of acquired trademarks and trade names, backlogs and referral relationships is 2 years, 1 year and 7 years, respectively. In fiscal year 2023, FORVIS Capital Advisors LLC incurred $0 of acquisition-related third-party costs.

The following table summarizes the consideration calculated for each transaction and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date.

	Corporate Finance Transaction	ProBank Austin Transaction
Consideration		
Fair value of contributed business	$ 13,034,000	$ 1,122,000
Recognized amounts of identifiable assets acquired and liabilities assumed		
Accounts receivable	$ 21,169	$ -
Due from parent company	1,355,351	-
Prepaid expenses and other assets	59,913	20,171
Intangible assets	4,298,000	241,000
Employee expenses payable	(14,566)	-
Accrued liabilities	(1,421,867)	-
Total identifiable net assets	$ 4,298,000	$ 261,171
Goodwill	$ 8,736,000	$ 860,829

Goodwill

The changes in the carrying amount of goodwill for the fiscal period ending May 31, 2023 were classified as follows:

	Fiscal Year 2023
Beginning of year	$ -
Acquired goodwill	9,596,829
Accumulated impairment losses	-
End of year	$ 9,596,829

Impairment exists when a reporting unit's carrying value exceeds its fair value. At May 31, 2023 the Company's reporting units had positive equity, and the Company elected to perform a qualitative assessment to determine if it was more likely than not that the fair values of the reporting units exceeded their carrying values, including goodwill. The qualitative assessment indicated that it was more likely than not that the fair values of the reporting units exceeded their carrying values, resulting in no impairment.

Acquired Intangible Assets

Acquired intangible assets were as follows for the period ending May 31, 2023.

	Fiscal Year 2023	
	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets		
Trade name and trademark	$ 112,000	$ 53,836
Backlog	1,535,000	1,535,000
Referral relationships	2,892,000	403,528
	$ 4,539,000	$ 1,992,364

NOTE 7: SUBSEQUENT EVENTS

Management evaluated subsequent events through July 28, 2023, the date the financial statements were available to be issued. Events or transactions occurring after May 31, 2023, but prior to July 28, 2023, that provide additional evidence about conditions that existed at May 31, 2023, have been recognized in the financial statements for the year ended May 31, 2023.



P&N

Postlethwaite & Netterville



8550 United Plaza Blvd., Ste. 1001 – Baton Rouge, LA 70809
225-922-4600 Phone – 225-922-4611 Fax – pncpa.com

A Professional Accounting Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Governing Board of
FORVIS Capital Advisors, LLC
Springfield, Missouri

We have reviewed management's statements, included in the accompanying Exemption Report, in which FORVIS Capital Advisors, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. In addition, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

FORVIS Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FORVIS Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17 a-5, and related SEC Staff Frequently Asked Questions.

Postlethwaite & Netterville

Baton Rouge, Louisiana
July 28, 2023

FORVIS Capital Advisors

910 E. St. Louis Street, Suite 200 / Springfield, MO 65806
P 417.831.7283 / F 417.831.4763
forvis.com

July 28, 2023

SEC Headquarters
100 F Street, NE
Washington, DC 20549

SEC Chicago Regional Office
175 W. Jackson Boulevard, Suite 1450
Chicago, IL 60604

Financial Industry Regulatory Authority
FINRA
55 West Monroe Street, Suite 2600
Chicago, IL 60603

RE: EXEMPTION REPORT pursuant to SEC Rule 17a-5(d)(4)

To Whom It May Concern:

FORVIS Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

FORVIS Capital Advisors LLC is a FINRA registered broker dealer, and a wholly owned subsidiary of FORVIS, LLP.
FORVIS is a trademark of FORVIS LLP registration of which is pending with the U.S. Patent and Trademark Office.

FORVIS Capital Advisors, LLC
[Name of Company]

I, Anthony M. Giordano, swear (or affirm) that, to the best of my knowledge or belief, This Exemption Report is true and correct.

_____   July 28, 2023_____
By: [Signature line]   **Date**
Title: President